November 19, 2010 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Relating to Prospectus dated July 15, 2010 Registration Statement No. 333-167789
This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated July 15, 2010 (the “Prospectus”), included in our Registration Statement on Form S-3 (File No. 333-167789), relating to the offering to which this communication relates. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Somaxon Pharmaceuticals, Inc.

Symbol:	SOMX

Security type:	Common Stock, par value $0.0001 per share

Common stock offered by us:	8,800,000 shares

Over-allotment option:	The underwriter has a 30-day option to purchase up to 1,320,000 additional shares of common stock from us to cover over-allotments, if any. Except as otherwise indicated, all information in this free writing prospectus assumes no exercise by the underwriter of its over-allotment option.

Public offering price per share:	$2.95

Gross proceeds of the offering:	$25,960,000

Use of proceeds:	We intend to use the net proceeds from this offering to fund the ongoing commercialization of Silenor® and for general corporate purposes, capital expenditures and working capital, including for intellectual property protection and enforcement matters. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so.

Dilution:	Our net tangible book value as of September 30, 2010 was approximately $1.20 per share. Based on the public offering price of $2.95 per share, there will be an immediate increase in net tangible book value of approximately $0.32 per share to existing stockholders as a result of this offering and immediate dilution in net tangible book value of approximately $1.43 per share to new investors purchasing our common stock in this offering.

Trade date:	November 19, 2010

Closing date:	November 24, 2010

CUSIP:	834453 10 2

Underwriter:	Piper Jaffray & Co.

RISK FACTORS
All references in this free writing prospectus and the accompanying prospectus to “Somaxon,” the “Company,” “we,” “us,” “our,” or similar references refer to Somaxon Pharmaceuticals, Inc., except where the context otherwise requires or as otherwise indicated. An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks described below and discussed under the section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, each of which is incorporated by reference in the Prospectus in its entirety, together with other information in this free writing prospectus, the Prospectus, the information and documents incorporated by reference in the Prospectus, and in any additional free writing prospectuses that we have authorized for use in connection with this offering. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.
Risks Related to This Offering
Management will have Broad Discretion as to the Use of the Proceeds from This Offering, and We may not Use the Proceeds Effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business or the commercialization of Silenor and cause the price of our common stock to decline.
You will Experience Immediate and Substantial Dilution in the Net Tangible Book Value per Share of the Common Stock You Purchase.
Since the price per share of our common stock being offered is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $2.95 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of approximately $1.43 per share in the net tangible book value of the common stock. See the section entitled “Dilution” above for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.
You may Experience Future Dilution as a Result of Future Equity Offerings.
In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering. As of September 30, 2010, 3,040,550 shares of common stock were reserved for future issuance under our 2005 equity incentive award plan and our 2005 employee stock purchase plan and 723,949 shares of common stock were issuable upon the vesting of outstanding restricted stock units. As of that date, there were also options outstanding to purchase 3,760,435 shares of our common stock and warrants outstanding to purchase 2,417,632 shares of our common stock. You will incur dilution upon the grant of any shares under our 2005 equity incentive award plan or 2005 employee stock purchase plan, upon vesting of any outstanding restricted stock units, or upon exercise of any outstanding stock options or warrants.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1339455/000095012310061160/a56567orsv3.htm. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Suite 800, or by telephone at (800) 747-3924.